UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-38142
DELEK US HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

7102 Commerce Way, Brentwood, Tennessee 37027
(615) 771-6701
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)    ☐
    Rule 12g-4(a)(2)    ☐
    Rule 12h-3(b)(1)(i)    ☑
    Rule 12h-3(b)(1)(ii)    ☐
    Rule 15d-6    ☐
    Rule 15d-22(b)    ☐

Approximate number of holders of record as of the certification or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Delek US Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 21, 2021	DELEK US HOLDINGS, INC.

/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)